NOTICE OF

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF PEACE ARCH ENTERTAINMENT GROUP INC.

TAKE NOTICE that the Annual and Special Meeting of the Shareholders of Peace Arch Entertainment Group Inc. (hereinafter called the “Company”) will be held at 1867 Yonge Street, Ste. 650, Toronto, Ontario M4S 1Y5, on:

April 30, 2008

at the hour of 10:00 o’clock in the forenoon (Eastern Standard Time) for the following purposes:

1.

to receive the consolidated financial statements of the Company for its fiscal year ended August 31, 2007 and the report of the Auditors thereon;

2.

to determine the number of directors and to elect directors;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to pass a special resolution amending the articles of the Company, the text of which special resolution is attached as Appendix A to the Information Circular accompanying this Notice;

5.

to pass a special resolution adopting By Law No. 2, the text of which special resolution is attached as Appendix B to the Information Circular accompanying this Notice; and

6.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his or her place.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the instructions accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the instructions.  The enclosed Form of Proxy is solicited by Management of the Company but, as set out in the Instructions, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.  Unregistered shareholders who received the enclosed Form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Toronto, Ontario, this 31st day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Jeffrey Sagansky”

Co-Chairman and Interim Chief Executive Officer

Suite 650 – 1867 Yonge Street, Toronto, Ontario, M4S 1Y5
Telephone: 416-783-8383

INFORMATION CIRCULAR

AS AT AND DATED THE 31st DAY OF MARCH, 2008

(unless otherwise noted herein)

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) and accompanying form of proxy are furnished in connection with the solicitation, by management of Peace Arch Entertainment Group Inc. (the “Company”), of proxies to be used at the Company’s annual and special meeting (the “Meeting” or “AGM”) of holders of Common and Preferred Shares in the capital of the Company (the “Shares”) on April 30, 2008 or at any adjournment thereof.  It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation.  The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the enclosed form of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named as proxy holders in the form of proxy accompanying this Information Circular.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.

The instrument of proxy must be signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company in person to CIBC Mellon, 320 Bay Street, Banking Hall Level, Toronto, Ontario or by mail or fax to CIBC Mellon Trust Company, Proxy Dept, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax 416-368-2502) or at the Head Office of the Company at the address set out above, not less than 24 hours prior to the time of the holding of the Meeting or any adjournment thereof, or be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.  Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN.  WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY GIVES THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

1.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered shareholders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of the Company.  Such Common Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge.  Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instruction set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own “Non-Objecting Beneficial Owners”, or “NOBOs”).  Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBOs.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as a proxyholder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SHARES AND

PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preference Shares without par value.  As at March 31, 2008, there are 49,008,553 Common Shares, 4,347,825 Series I Preference Shares and 4,347,825 Series II Preference Shares issued and outstanding.   At a shareholders meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one (1) vote and, on a poll, every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one (1) vote for each Common Share and one (1) vote for each Preference Share of which such shareholder is the registered holder.  The chairman of the Meeting has the right not to conduct a vote by way of ballot on a matter unless a poll is demanded by a shareholder or proxy holder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting in respect of that matter.

Quorum

Subject to the Business Corporations Act (Ontario) in respect to a majority shareholder, two persons whether present in person or represented by proxy, constitute a quorum for the transaction of business for any meeting of shareholders.

Record Date

The directors have determined that all shareholders of record as of the 31st day of March, 2008 will be entitled to receive notice of and to vote at the Meeting.

Principal Shareholders

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

		Number of Securities	Percentage of Class
Name	Type of Ownership	Common	Common
CPC Communications Inc. [1]	Direct	6,853,333	14.0%
		Number of Securities	Percentage of Class
Name	Type of Ownership	Preferred Shares Series I	Preferred Shares Series I
Drew Craig	Direct	1,847,826	42.5%
Jeffrey Sagansky	Direct	1,195,652	27.5%
Kerry McCluggage	Direct	1,195,652	27.5%
		Number of Securities	Percentage of Class
Name	Type of Ownership	Preferred Shares Series II	Preferred Shares Series II
Drew Craig	Direct	1,847,826	42.5%
Jeffrey Sagansky	Direct	1,195,652	27.5%
Kerry McCluggage	Direct	1,195,652	27.5%

 [1] CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, former CEO and former Director of Peace Arch Entertainment Inc.

MATTERS TO BE ACTED UPON AT THE MEETING

1.

Election of Directors

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders unless that person ceases to be a Director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE AGM ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name and Municipality of Residence & Office	Director Since	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular			Principal Occupation and if not at present an elected director, occupation during the past five (5) years
		Common	Preferred Series I	Preferred Series II
Richard K. Watson Toronto, Ontario Secretary, Director, Corporate Governance & Greenlight Committees	January 20, 2003	1,250,000	-	-	Self Employed Lawyer
Juliet Jones[1] Vancouver, B.C. Director and Audit, Corporate Governance & Compensation Committees	February 22, 2001	17,391	-	-	Self Employed Consultant
Robert Essery Toronto, Ontario Director, Audit & Corporate Governance Committees	February 10, 2005	5,000	-	-	President of the REO group of companies since 1992.
Drew Craig Toronto, Ontario Director and Co-Chairman of the Board, Compensation Committee	July 29, 2005	408,580	1,847,826	1,847,826	Co-chairman of the Board for Peace Arch Entertainment Group Inc., Media and Telecommunications Investor
Ian Fodie[2] Toronto, Ontario Director and Audit & Compensation Committees	April 12, 2007	-	-	-	CFO of Longview Capital Partners Inc., formerly CFO and VP of Operations of Mainframe Entertainment Inc.
John Flock Playa del Rey, California President, Chief Operating Officer & Director	September 1, 2007	370,373	-	-	President and Chief Operating Officer of Peace Arch Entertainment Group Inc. and President of Peace Arch LA, Inc.

Jeffrey Sagansky New York, NY Interim Chief Executive Officer, Co-Chairman of the Board, and Director	September 1, 2007	347,995	1,195,652	1,195,652	Co-chairman of the Board and Interim Chief Executive Officer of Peace Arch Entertainment Group Inc.

[1] Previously the CFO of Peace Arch Entertainment Group Inc. from January 2003-September 2003; President and CEO from December 2001-January 2003; and CFO from 1996-March 2001.

[2] Previously a director and chair of the audit committee from March 2003 – February 2005.

All of the nominees are residents of Canada with the exception of John Flock and Jeffrey Sagansky, who are U.S. citizens.  At August 31, 2007, the Company had Audit (Juliet Jones, Robert Essery and Ian Fodie), Executive/Corporate Governance (Juliet Jones, Richard Watson and Robert Essery), Greenlight (project approval) (John Flock, Richard Watson, and Jeffrey Sagansky (Jeffrey Sagansky acted as an advisor and did not sit on the board at August 31, 2007) and Compensation (Ian Fodie, Drew Craig and Juliet Jones) Committees.

None of the nominees have, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

The following nominees as well as current officers, former officers/directors and majority shareholder were named in the Management and Insider Cease Trade Order issued on December 13, 2007, by the Ontario Securities Commission (“OSC”).  The Order was issued as a result of the late filing of the Company’s annual audited financial statements for the year ended August 31, 2007.  The Order will remain in force until shortly after the Company has filed its first quarter financial statements for the period ending November 30, 2007. The Company continues to comply with the alternative information guidelines of the OSC until such time as it becomes current with its filing obligations.

Name	Position
Gary Howsam	Former CEO and former Director
CPC Communications Inc.	Owns more than 10%
Mara Di Pasquale	CFO and former Director
John Flock	President, COO and Director
Jeffrey Sagansky	Interim CEO and Director
Richard Watson	Corporate Secretary and Director
Juliet Jones	Director
Drew Craig	Director
Ian Fodie	Director
Robert Essery	Director

Advance Notice of the Meeting was published pursuant to Section 96 of the Business Corporations Act (Ontario) at Toronto, Ontario on the 3rd day of March, 2008.

2.

Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

At the AGM, shareholders will be asked to vote for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditors to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration.   PricewaterhouseCoopers were first appointed as the Company’s auditors on March 15, 2003 following the resignation of KPMG LLP, Chartered Accountants who were first appointed in February 1999.  To the knowledge of the directors and officers of the Company, there have been no disagreements, unresolved issues or consultations with the former auditors, KPMG LLP, Chartered Accountants.  It is the intention of management of the Company to vote the proxy solicited hereby, unless the shareholder directs therein that his/her shares be withheld from voting on the appointment of auditors, for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the Company’s auditors.

3.

Change in setting of the Number of Directors Resolution – Amendment of the Articles of Incorporation

changing the setting of the number of directors to a minimum of 3 and a maximum of 21.

At the AGM, shareholders will be asked to pass, a special resolution to amend the Corporation’s articles originally filed on July 27, 2005 due to an inadvertent typographical error.  The box reflecting the number of directors was incorrectly filled in as 9 instead of being left blank to indicate no change to the number of directors.  The special resolution is to change the setting of the number of directors to a minimum of 3 and maximum of 21.  On December 7, 2007, the Directors of the Corporation approved the change in setting the number of directors to a minimum of 3 and a maximum of

21, and authorized the submission of the special resolution to the shareholders for approval.  As a change in setting the number of directors requires an amendment to the articles of the Corporation, applicable provisions of the Business Corporations Act Ontario (the “Act”) require that such an amendment be approved as a special resolution by the Corporation’s shareholders.  To become effective, the resolution must be passed, with or without variations by a majority of the votes cast thereon at the AGM.  Shareholders are specifically advised that the proposed special resolution grants the Board of Directors the discretion, without further shareholder approval, to change the setting of the number of directors to a minimum of 3 and a maximum of 21.  The form of the special resolution approving the amendment to the articles is set forth in Appendix “A” to this Circular.

The Board of Directors has determined that the proposed amendment to the articles of Corporation is in the best interests of the Corporation and its shareholders.  The Board recommends that the shareholders vote in favour of the special resolution as set forth in Appendix “A” hereto.  The persons named in the accompanying form of proxy intend to vote for the special resolution set forth in Appendix ‘A” hereto changing the setting of the number of directors to a minimum of 3 and a maximum of 21, unless it is expressly indicated in the proxy to vote against the special resolution.

4.

Adoption of by-law no. 2 – need help on wording for this item

At the AGM, the shareholders will be asked to pass a special resolution to adopt By-law No. 2, which amends By-law No. 1.  By-law No. 1 contains certain provisions with respect to the governance of the Corporation which may not be consistent with the requirements of a public corporation as set out in the Act and the Corporation wishes to correct such inconsistencies. The board has determined that it is in the best interests of the Corporation and the shareholders to adopt By-law No. 2 and so amend By-law No. 1.  The form of the special resolution adopting By-law No. 2 is set forth in Appendix “B” hereto.

5.

Other Matters

The Company knows of no other matters to be submitted to the shareholders at the Meeting.  If any other matters properly come before the Meeting it is the intention of the persons named in the enclosed for of proxy to vote the shares they represent in accordance with their judgment on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

(Form 51-102F6)

The following table sets forth information regarding compensation of the Company’s named executive officers (determined in accordance with applicable rules), being those individuals holding the position of Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of the Company whose annual compensation for the fiscal years ended August 31, 2007, 2006 and 2005 exceeded $150,000 (“Named Executive Officers”)

Summary Executive Compensation

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)[2]	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam,[10] CEO	2007	290,000	Nil	9,600[3]	225,000	Nil	Nil	Nil
	2006	180,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	175,000	Nil	9,600[3]	75,000	Nil	Nil	Nil

Mara Di Pasquale, CFO	2007	217,588	25,000	7,200[3]	150,000	Nil	Nil	Nil
	2006	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
John Flock, President	2007	227,165[6]	201,744[6]	Nil	225,000	Nil	Nil	Nil
	2006	179,572[5]	Nil	Nil	Nil	Nil	Nil	Nil
	2005	192,721[4]	Nil	Nil	75,000	Nil	Nil	Nil
Berry Meyerowitz, President, PAHE	2007	200,000	250,000	Nil	Nil	Nil	Nil	Nil
	2006	190,000	60,000	Nil	150,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Penny Wolf[11] Managing Director, Peace Arch Films Limited	2007	202,859[8]	Nil	93,285[8][9]	Nil	Nil	Nil	Nil
	2006	308,775[7]	Nil	Nil	500,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1]

Ended 31st August.

[2]

Common Shares.

[3]

Car allowance.

[4]

Converted to Canadian currency based on an average annual exchange rate of 1.232 Canadian Dollars to 1.00 US Dollar.

[5]

Converted to Canadian currency based on an average annual exchange rate of 1.14795 Canadian Dollars to 1.00 US Dollar.

[6]

Converted to Canadian currency based on an average annual exchange rate of 1.1208 Canadian Dollars to 1.00 US Dollar.

[7]

Converted to Canadian currency based on an average annual exchange rate of 2.0585 Canadian Dollars to £1.00.

[8]

Converted to Canadian currency based on an average annual exchange rate of 2.1949 Canadian Dollars to £1.00.

[9]

Severance payment.

[10]

Effective November 6, 2007, Gary Howsam was placed on administrative leave pending the outcome of his arrest in connection with a U.S. federal investigation into certain transactions between Comerica Bank and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Jeff Sagansky was appointed Interim Chief Executive Officer.  On November 23, 2007, Mr. Howsam voluntarily resigned as director and as Chief Executive Officer.

[11]

Employment contract terminated effective March 16, 2007.

Option Grants during the Most Recently Completed Financial Year

NEO Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date

Berry Meyerowitz	150,000	6.3%	$0.48	$0.48	January 23, 2009
John Flock	225,000	9.5%	$1.21	$1.21	November 14, 2009
Gary Howsam[1]	225,000	9.5%	$2.02	$2.02	April 18, 2010
Mara Di Pasquale	150,000	6.3%	$2.02	$2.02	April 18, 2010
Mara Di Pasquale	50,000	2.1%	$2.50	$2.50	August 30, 2010
TOTAL	800,000	33.5%

[1]

Effective November 6, 2007, Gary Howsam was placed on administrative leave pending the outcome of his arrest in connection with a U.S. federal investigation into certain transactions between Comerica Bank and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Jeff Sagansky was appointed Interim Chief Executive Officer.  On November 23, 2007, Mr. Howsam voluntarily resigned as director and as Chief Executive Officer.  On November 23, 2007, 168,750 of the 225,000 options reported above, were cancelled leaving a balance of 56,250 options priced at $2.02.

Compensation of Directors

During the most recently completed financial year ended August 31, 2007 the Directors of the Company were entitled to a yearly retainer of $5,000.  As well, Directors were entitled to $500 for each Directors’ or Committee Meeting attended in person and $300 for each Directors’ or Committee Meeting attended by conference call.  Chairpersons of any Directors’ or Committee Meeting were entitled to twice that of a non-chair member.   All Directors are entitled to an initial grant of 75,000 stock options.

Set forth below is a list of all stock options granted by the Company pursuant to the Company’s Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (Ontario)) of the Company, outstanding and exercisable at the date of this Information Circular.

Name of Optionee	No. of Common Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors
Robert Essery	10,000	$0.65	February 25, 2005	April 30, 2008[1]
Juliet Jones	15,000	$0.65	February 25, 2005	April 30, 2008[1]
Robert Essery	65,000	$0.58	October 12, 2005	October 12, 2008
Juliet Jones	60,000	$0.58	October 12, 2005	October 12, 2008
Drew Craig	75,000	$0.58	October 12, 2005	October 12, 2008
Ian Fodie	75,000	$3.05	May 4, 2007	May 4, 2010
Jeffrey Sagansky	75,000	$2.50	August 30, 2007	August 30, 2010
Other insiders	0

[1] expiry date was extended due to extended blackout period

Composition of the Board of Directors

During the fiscal year ended August 31, 2007, the Board comprised of 7 directors.

One of the Guidelines makes it the responsibility of each Board to make a determination of the status of its members as related, unrelated, outside or inside; as such terms are defined or understood in the Guidelines.  The majority of the Company’s directors are independent of Management and are free from any interest, business or other relationship (other than any arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

Board Committees

Audit Committee

The mandate of the Audit Committee is to review the Company’s audited financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s interim financial controls.  For the year ended August 31, 2007, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.

The Audit Committee for the year ended August 31, 2007, was composed of:  Juliet Jones, Robert Essery and Ian Fodie.  All of which are independent and financially literate as per MI 52-110 requirements that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” and “financially literate” (both as defined in MI 52-110).  They met 8 times in the last fiscal year.

Relevant Education and Experience

Juliet Jones – a Certified General Accountant, is currently a self employed consultant.  Ms. Jones was formerly the Chief Financial Officer of Webtech Wireless Inc., a TSX listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from January 2003 to September 2003 and President and Chief Executive Officer from April 2001 to December 2002.

She has 21 years of accounting experience, 16 years of which were in senior financial roles with public companies.  Ms. Jones has 16 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

Ian Fodie – Ian Fodie has received his accreditation as a Chartered Accountant in New Zealand. Mr. Fodie came to Vancouver in 1989 and brings more than 20 years of experience in various strategic, operational, and senior financial management positions. Mr. Fodie holds a Bachelor of Commerce from Otago University in New Zealand. Most recently, Mr. Fodie was the Chief Financial Officer at Mainframe Entertainment Inc. and now serves as the Chief Financial Officer of Longview Capital Partners Incorporated. Mr. Fodie has also acted as an independent director and Audit Committee Chairman for a number of public companies.

Robert Essery – Robert Essery has been in business for over 25 years operating a range of private and public sector companies.  As a business manager he has dealt with financial statements and financial reporting to institutions and shareholders.

MI 52-110 requires that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” (subject to a permitted exemption for “controlled companies”, whereby in certain circumstances, one member need not be independent) and “financially literate” (both as defined in MI 52-110).

Composition of the Compensation Committee

The Board has constituted a Compensation Committee, which reviews the Company’s overall compensation philosophy, corporate succession and development plans at the executive officer level.  The Compensation Committee consisted of three independent directors as of August 31, 2007.  They met 7 times in the last fiscal year.

The Compensation Committee for the year ended August 31, 2007 was composed of Juliet Jones, Drew Craig and Ian Fodie.

Composition of the Executive/Corporate Governance Committee

The Board has constituted a Corporate Governance Committee, which develops and implement the Company’s approach to corporate governance issues.  The Corporate Governance Committee also exercises the functions of a nominating committee, and in such capacity makes recommendations with respect to the size and composition of the Board, recommends nominees to the Board, and the amount and form of directors’ remuneration to adequately compensate for risks and responsibilities assumed by directors, and assist in selecting a chair of the Board.  The Company’s orientation and education program for new recruits to the Board will be developed and implemented by this Committee.  In addition, the Executive/Corporate Governance Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors and for assessing the Board on its effectiveness. The Corporate Governance Committee is composed of one related director and two unrelated directors.

The Corporate Governance Committee for the year ended August 31, 2007 was composed of Juliet Jones, Richard Watson and Robert Essery.

Composition of the Greenlight Committee

The Board has constituted a Greenlight Committee, which reviews projects that meet a certain exposure criteria, ensuring that they are appropriately funded and ultimately giving authority for them to proceed into production.

The Greenlight Committee for the year ended August 31, 2007 was composed of John Flock, and Richard Watson with Jeffrey Sagansky acting as an advisor.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Compensation Committee (the “Committee”) has the responsibility for annually setting and approving the compensation package for the Chief Executive Officer and for annually reviewing and approving the compensation packages for executive officers of the Company.  The Committee also reviews and approves changes to the Company’s compensation policies in respect of matters such as the structure and granting of stock options.

The Committee was composed of three unrelated directors, Drew Craig, Juliet Jones and Ian Fodie for the year ended August 31, 2007.

Components of Total Compensation

The aggregate compensation of senior officers of the Company, including Named Executive Officers, consists of three components: base salary, car allowance and long-term incentives principally in the form of stock options.  The Company aims to ensure that each executive officer’s compensation is balanced among these three components.

(i)

Base Salary

Base salary levels for all executive officers (including the Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

1.

to attract and retain executives and senior management required for the success of the Company;

2.

to motivate performance;

3.

to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

4.

to reward individual performance and contribution to the achievement of the Company’s objectives.

(ii)

Car Allowance

(iii)

Long-term Incentive Awards

Long-term incentive awards may be granted annually with the target award set as a percentage of the executive’s salary based on corporate performance and the employee’s years of service with the Company.  The Company does take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year.  The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Compensation Committee.

The base salary for the Chief Executive Officer is determined in the same manner as that of all other executives.  The Chief Executive Officer does not participate in the Committee’s or the Board’s decisions nor does he vote relating to his compensation.  The long-term components of the Chief Executive Officer’s incentive compensation were determined in accordance with his management contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards.

Pension Plan

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Long Term Incentive Plans – Awards in Most Recently Completed Financial Year

There were no long term incentive plan awards during the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,306,671 common shares[1]	$1.36	4,016,948 common shares[2]
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	4,306,671 common shares	$1.36	4,016,948 common shares

[1] Stock options outstanding as at August 31, 2007.

[2] Stock options remaining available at August 31, 2007 for future issuance as per Amended Stock Option Plan dated February 8, 2006.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Except for the Company’s Amended Share Option Plan and except as noted below under “Employment Agreements”, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  During the most recently completed financial year, there were 690,329 Common Share options exercised by employees of the Company.  No options were exercised by NEO’s of the Company in the most recently completed financial year. The financial year end value of unexercised options on an aggregated basis is $3,120,000.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Effective September 1, 2007, the Company entered into an Employment Agreement with CPC Communications Inc. and Gary Howsam, a Named Executive Officer, for a term of 2 years.  The Agreement provided for a base salary of US$325,000 per annum the first year and US$375,000 per annum the second year as well as an annual bonus, performance bonus and US$1,000 per month car allowance for providing services ordinarily rendered as Chief Executive Officer of a publicly traded corporation.  The Agreement also provided the granting of 400,000 stock options at Cdn$2.50 per share in which half the options vest on September 1, 2008 and the other half vest on September 1, 2009.  The Agreement provides for severance payments in the event termination of Mr. Howsam’s services for reasons other than cause, or for a change of control, equal to the greater of (i) the amount owing to the Employee under the provisions of the Ontario Employment Standards Act, S.O. 2000, c. 41, as it exists from time to time (the “Employment Standards Act”), and (ii) if the employee elects, an amount equivalent to that portion of the his base salary that would be payable to him during the greater of (a) the remaining months of the Term of this Agreement, and (b) six months from the termination date.   Effective November 6, 2007, Gary Howsam was placed on administrative leave following his arrest on November 5th in connection with a U.S. Federal Investigation into certain transactions between Comerica Bank and Gary Howsam prior to his joining Peace Arch in 2003.  Effective November 23, 2007, Mr. Howsam voluntarily resigned as Chief Executive Officer and as a Director of the Company.  The terms of the settlement agreement are that the Company will pay the sum of U.S. $162,500.00 (this represents six (6) months’ regular base salary) less any base salary already paid for the period after November 6, 2007.  This sum will be paid, less applicable withholdings and deductions, in equal semi-monthly instalments over a six (6) month period effective from November 6, 2007, such payments to be made in the same manner as prior to the Resignation Date.  Payments will commenced at the time the Company received the signed Resignation and signed Acceptance and Release.

Effective November 6, 2007, the Company named Jeffrey Sagansky as interim Chief Executive Officer pursuant to a management restructuring.

Effective September 1, 2007 the Company entered into an Employment Agreement with John Flock, a Named Executive Officer, for a term of 2 years.  The Agreement provides for a base salary of US$325,000 per annum the first year and US$375,000 per annum the second year as well as an annual performance bonus and US$1,000 per month car allowance for providing services ordinarily rendered as a President and Chief Operating Officer of a publicly traded corporation.  The Agreement also provided the granting of 800,000 stock options at Cdn$2.50 per share, vesting over 3 years.  The Agreement provides for severance payments in the event termination of Mr. Flock’s services for reasons other than cause, or for a change of control, equal to the greater of (i) the amount owing to the Employee under the provisions of the Ontario Employment Standards Act, S.O. 2000, c. 41, as it exists from time to time (the “Employment Standards Act”), and (ii) if the employee elects, an amount equivalent to that portion of the his base salary that would be payable to him during the greater of (a) the remaining months of the Term of this Agreement, and (b) six months from the termination date.

Effective September 1, 2007, the Company entered into an Employment Agreement with Mara Di Pasquale, a Named Executive Officer, to act as Chief Financial Officer.  The Agreement provides for a base salary of Cdn$250,000 per annum, eligibility to participate in the executive bonus plan, and 200,000 stock options priced at Cdn$2.50, half vested on September 1, 2007 with the other half to vest on September 1, 2008. The Agreement for Ms. Di Pasquale provides that she may resign from her employment at any time provided she gives the Company 30 days advance notice. The Agreement provides for severance payments in the event of termination of Ms. Di Pasquale’s services for reason other than cause, or for a change of control, equal to an amount a payment on account of (a) any accrued but unpaid base salary for services rendered to the date of termination, (b) any accrued but unpaid expenses at the date of termination required to be reimbursed pursuant to this Agreement, and (c) the value of the pro-rated vacation leave with pay for that portion of the calendar year in which the employment of the Employee hereunder is terminated that the Employee was employed to the extent the Employee’s accrued vacation entitlement has not been used by her at the time of termination; a payment representing the equivalent of 12 months total compensation plus payment of an additional 1 month of total compensation for each completed year of service that the Employee provides to the Company after September 1st, 2006, to a maximum of 24 months, which shall be inclusive of, without limitation, her rights to termination and severance pay pursuant to the Employment Standards Act, 2000 as amended from time to time.

Effective September 1, 2007, the Company entered into an Employment Agreement with Anglesey Productions Incorporated and Lewin Webb, an executive to act as President of Peace Arch Motion Pictures, a subsidiary of the Company.  The Agreement provides for a base salary of Cdn$250,000 per annum, eligibility to participate in the executive bonus plan,  and 200,000 stock options priced at Cdn$2.50, half vested on September 1, 2007 with the other half to vest on September 1, 2008. The Agreement provides for severance payments in the event of termination of Mr. Webb’s services for reason other than cause, or for a change of control the greater of (i)the amount owing to the Executive under the provisions of the Ontario Employment Standards Act, 2000, (ii) an amount equivalent to that portion of the Executives Base Salary that would be payable to the Executive during the remaining months of the term of this Agreement (iii)  twelve (12) months Base Compensation and applicable bonus.

Effective January 23, 2006 the Company entered into an Employment Agreement with Berry Meyerowitz, an Executive Officer of a subsidiary, for a term of 3 years.  The Agreement provides for a base salary of CAD$200,000 per annum plus an annual bonus in lieu of providing services ordinarily rendered as a President of a division.  The Agreement provides for severance payments in the event of termination of Mr. Meyerowitz’s services for reason other than cause, or for a change of control the greater of (i)the amount owing to the Executive under the provisions of the Ontario Employment Standards Act, 2000, and (ii)an amount equivalent to that portion of the Executives Base Salary that would be payable to the Executive during the remaining months of the term of this Agreement (for example, if the Executive is terminated in circumstances which do not constitute cause 12 months after the Effective Date, the Executive shall be entitled to an amount equivalent to two years of the Executive’s Base Salary).  The Agreement also provides that he receive that portion of the annual bonus that he would have been entitled to, pro rated for the number of weeks in the fiscal year worked by him prior to the termination date.

Effective August 16, 2005, the Company entered into an Employment Agreement with Penny Wolf, an Executive of a subsidiary, for a term of three years. The Agreement provided for a base salary of £150,000 per annum plus a 1% bonus of international sales exceeding £15,000,000 per annum as well as 500,000 stock options.  The Agreement provides for severance payments in the event of termination of Ms. Wolf’s services for reason other than cause, she would be entitled to the then remaining balance of her salary, bonus, and stock options vested.  If after two years and six months of service, the Company and Ms. Wolf will decide whether to continue the business arrangement and if the arrangement is to discontinue, severance will be six months salary, bonus and benefits. On January 26, 2007, the Company and Ms. Wolf mutually agreed to discontinue their business arrangement effective March 16, 2007 and a total sum of £42,500.00 was paid in severance.

MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS

The Company is party to employment agreements with its Named Executive Officers and other executive management, the terms of which are outlined above.

PERFORMANCE GRAPH

The following graph compares the cumulative total Shareholder return with those of the S&P TSX Composite Index for the period commencing August 31, 2003 and ending August 31, 2007.  All values assume that $100 was invested on

August 31, 2002 in our Common Shares and each applicable index.  Note:  We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

Company/Index	8/31/2003		8/31/04	8/31/05	8/31/06	8/31/07
	A	B	Common	Common	Common	Common
Peace Arch Entertainment Group Inc.	100	100	23.7	12.9	21.1	38.7
S&P TSX Composite	100		74.5	94.9	107.4	121.5

Return of Investment Chart

**Note that the separate classes were restructured as Commons Shares on March 12, 2004 and began trading as Common Shares on March 16, 2004

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of August 31, 2007, none of the officers, directors, employees, all former officers, directors and employees of Peace Arch Entertainment Group Inc. or its subsidiaries was indebted to Peace Arch Entertainment Group Inc. or its subsidiaries.

DIRECTORS’ AND OFFICERS LIABILITY INSURANCE

Primary Policy

The Company has insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to ACE Ina’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

The amount deductible is respect of a claim related to the directors and officers, either individually or in the aggregate, is CDN$100,000 and USD$250,000 for SEC Claims.  The deductible applies to claims made by the Company or its subsidiaries in connection with amounts which it, or its subsidiaries, have indemnified directors and officers.

Secondary Excess Policy

The Company has secondary insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to Navigator Insurance Company’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$10,000,000, including defense costs.

DISCLOSURE RESPECTING SECURITY BASED COMPENSATION SYSTEMS

The Toronto Stock Exchange (the “TSX”) has implemented new disclosure obligations respecting Security Based Compensation Arrangements (“SBCA”) effective January 1, 2005.  The Company has a Directors, Officers and Employee Stock Option Plan 1999, as amended (the “Plan”).

The following table contains the relevant disclosure required by the TSX in respect of the Company’s SBCA as at the date hereof:

Disclosure Item	Option Plan
Eligible Participants	Any director, officer, or employee of, or consultant to, the Company or of or to any subsidiary.
Total number of securities issuable and issued and the percentage of the Company’s currently outstanding capital represented by such securities.

Issuable – 9,461,947 options, which are 19% of the Company’s total outstanding shares on an undiluted basis.

Issued – 4,306,671 options, which are 8.8% of the Company’s total outstanding shares on an undiluted basis.

Maximum percentage, if any, of securities under each arrangement available to insiders of the Company.	The maximum number of common shares which may be reserved for issuance to insiders of the Company is 10% of the common shares outstanding at the time of the grant on an undiluted basis.
Maximum number of securities any one person or company is entitled to receive and the percentage of the Company’s currently outstanding capital.

The maximum number of shares which can be issued to any one insider during any one year period is 5% of the common shares outstanding at the time of issuance.  5% of the Company’s outstanding capital is 2,450,428 shares.

The method of determining exercise price.

(i) the Board determines the exercise price, which cannot be less than the market price of the shares on the TSX on the trading date one which the option is granted, (ii) the average of the daily high and low board lot trading prices of the Shares on the Exchange over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days.

Term and vesting of stock options.

The Board has the authority to determine the term and vesting provisions of stock options, provided that the term may not be longer than 10 years.  All options issued as at the date hereof have a term of 1 to 3 years.

Causes of cessation of entitlement including termination of employment.

Sixty days after: (a) termination of an officer’s or employee’s employment, with or without cause; (b) the date on which an individual ceased to be a director;  all options held by that individual ceases to be exercisable.

Six months after:  (a) death of a Participant who is a director,  senior officer or Key Contributor of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of his or her option, the option theretofore granted to him or her shall be exercisable within the six months next succeeding such death and then only:

(a)

by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)

to the extent that he or she was entitled to exercise the option at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

Assignability.

The benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable by the Participant except (i) from the Participant to his or her Holding Company or RRSP or from a Holding Company or RRSP to the Participant and, in either such event, the provisions of this Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Participant, or (ii) as otherwise specifically provided herein.  During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant or by his or her guardian or legal representative.

Procedure of amending the SBCA, including whether shareholder approval is required for amendments.

The Board of Directors reserves the right to amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Plan which would:

(a)

materially increase the benefits under the Plan;

(b)

materially increase the number of Shares which may be issued under the Plan;

(c)

materially modify the requirements as to the eligibility for participation in the Plan; or

(d)

otherwise require shareholder approval to comply with Rule 16b-3, the I.R.C. or any other applicable law, rule or regulation;

shall be effective only upon the approval of the shareholders of the Company.  Any material amendment to any provision of the Plan shall be subject to any necessary approvals by the Exchange, other quotation system or any stock exchange or securities regulatory body having jurisdiction over the securities of the Company.

Financial assistance provided by the Company to any participant to facilitate the purchase.	None.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On January 19, 2008, the Company announced that the Interim CEO, Co-Chairman of the Board of Directors and a shareholder of the Company and Co-Chairman of the Board of Directors, have agreed to provide the Company with a bridge loans for an aggregate amount of $2,650,000, to be used by the Company for general corporate purposes.  The bridge loans will bear interest at 12% per annum.  The bridge loans are due within one year from the time the loans were made.  The loans may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loans.  The bridge loans are considered to be loans from related parties.

On August 31, 2007, the Company acquired 100% of the issued and outstanding shares of John Flock Productions Inc. (“Flock”), a U.S. company acquired from Mr. John Flock, the President, Chief Operating Officer, and a director of the Company, for $740,000.  The transaction did not constitute a business combination and the principal asset acquired was film assets, which is included in development.  The cost of the Company’s 370,373 common shares was determined to be $740,000, based on a fair value of $2.00 per share.

On June 8, 2007, Gary Howsam, former CEO and former director of the Company, purchased 40,000 common shares, Drew Craig, Co-Chairman of the Board, purchased 160,000 common shares, and Robert Essery, a director of the Company, purchased 5,000 common shares pursuant to a private placement of 13.2 million shares.

In March 2007, the Company entered into an agreement with Drew Craig (CAD$1,600,000), Jeffrey Sagansky (US$1,075,000), and two members of senior management, Berry Meyerowitz (CAD$196,408), and Mark Balsam (US$735,000), to loan the Company funds.  The loan was repaid from the proceeds of a private placement completed on June 8, 2007.

On October 24, 2006, Drew Craig, Co-Chairman of the Board, received 49,920 common shares worth CAD$49,420.54 for his dividend entitlement on his preference shares accrued from June 1, 2006 to August 31, 2006.

On June 16, 2006, the Company entered into an agreement with a company controlled by Drew Craig and a member of the Company’s senior management, Berry Meyerowitz, to loan the Company $2,740,000. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. During the year, the Company incurred interest of $99,000, which was included in interest expense in the statement of earnings.  The loan was repaid from part of the net proceeds of the private placement completed on June 8, 2007.

Other than as described above, no insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces.  Copies of the Company's Information Circular and the most recent consolidated and audited financial statements and MD&A are available on request from the Company's CEO.  All the Company’s public documents are filed with SEDAR and EDGAR and can be found on the following websites, www.sedar.com, and www.sec.gov.

Financial information is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year.

AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement

The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of the common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Corporation’s quorum requirement is set forth in its Articles.  A quorum for a meeting of shareholders of the Corporation is two persons whether present in person or represented by proxy, constitute a quorum for the transaction of business for any meeting of shareholders.

Proxy Delivery Requirement

AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended.  The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.  In addition, the Corporation may from time-to-tome seek relief under from AMEX requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law, in which case, the Corporation shall make the disclosure of such transactions available on the Corporation’s website at www.peacearch.com.  Information contained on the Corporation’s website is not part of this Proxy Circular.

APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ONTARIO SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"Jeffrey Sagansky"

Co-Chairman and Interim Chief Executive Officer

March 31, 2008

SCHEDULE “A”

PEACE ARCH ENTERTAINMENT GROUP INC.

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

As at March 31, 2008

1. Board of Directors (a) Disclose the identity of directors who are independent.	After having examined the relationships of each director, the Board of Directors has determined that the following four directors are independent: Drew Craig Julie Jones Ian Fodie Robert Essery
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The non-independent directors are:

Jeffrey Sagansky

Mr. Sagansky is the Interim Chief Executive Officer of Peace Arch Entertainment Group Inc.

Richard Watson

Mr. Watson is the Corporate Secretary of Peace Arch Entertainment Group Inc.

John Flock

Mr. Flock is the President and Chief Operating Officer of Peace Arch Entertainment Group Inc.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying its responsibilities.

Four of the Seven members of the Board of Directors are independent. Three members (Jeffrey Sagansky, John Flock and Richard Watson) are current officers of Peace Arch Entertainment Group Inc.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors sit on other boards: Jeffrey Sagansky – EW Scripps Co. as well as American Media. Ian Fodie – Oriental Minerals Inc. as well as CMYK Capital Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s more recently completed financial year.  If the independent directors do not hold such meeting, describe what the board of directors does to facilitate open and candid discussion among its independent directors.

The independent directors hold in camera sessions after each board meeting. There have been in camera sessions at every board meeting in the current fiscal year.

(f)

Disclose whether or not the chair of the Board of Directors is an independent director.  If the Board of Directors has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board of Directors has neither a chair that is independent nor a lead director that is independent, describe what the Board of Directors does to provide leadership for its independent directors.

Mr. Drew Craig and Mr. Jeffrey Sagansky share the Chairman of the Board position.  Mr. Craig is an independent director and Mr. Sagansky is a related director as he also holds the position of Interim Chief Executive Officer of the Company.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following is the attendance record for each director for the 10 board meetings held in the current fiscal year – September 1, 2006 to August 31, 2007:

Gary Howsam –10 (Former CEO and Director)

Mara Di Pasquale – 10 (Former Director)

Richard Watson – 9

Drew Craig – 10

Robert Essery – 10

Ian Fodie – 3

 Juliet Jones – 9

2.

Board of Directors Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the Board of Directors delineates its role and responsibilities.

The mandate of the Board of Directors is included as Schedule B to this Information Circular, and may be obtained on the Company website located at www.peacearch.com

3.

Position Descriptions

(a)

Disclose whether or not the Board of Directors has developed written position descriptions for the chair and the chair of each board committee.  If the Board of Directors has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is currently no written position description for the chair and the chair of each committee of the Board of Directors.

The board delineates the role and responsibilities of each such position by explaining to the person nominated to fill the Chair position, prior to their acceptance of the position, what their role and responsibilities are.

(b)

Disclose whether or not the Board of Directors and CEO have developed a written position description for the CEO.  If the Board of Directors and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The CEO at August 31, 2007 had a management agreement with the Company which outlined his role and responsibilities as the CEO.  The agreement was approved by the Board of Directors.  Effective November 6, 2007, Gary Howsam was placed on administrative leave and Jeffrey Sagansky was appointed Interim CEO.  Effective November 23, 2007, Gary Howsam voluntarily resigned from the position of CEO and as a Director of the Company.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board of directors takes to orient new directors regarding:

i.

The role of the Board of Directors, its committees and its directors; and

ii.

The nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the Board of Directors takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

There are no formal orientation or education programs for new Directors, however new Directors are provided with information and documentation relating to the commercial activities of the Company and the internal organization of the Company.  Senior Management and certain of the Directors also meet with potential new Directors.  The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

The Company has a highly qualified group of independent directors, all of which have extensive governance experience.  Presentations are provided to the members of the Board of Directors providing an overview of the Company.  The Board of Directors also seeks updates from its auditors and counsel with respect to new developments.

iii.

Ethical Business Conduct

(a)

Disclose whether or not the Board of Directors has adopted a written code for the directors, officers, and employees.  If the board of directors has adopted a written code:

i.

disclose how a person or company may obtain a copy of the code;

ii.

describe how the board monitors compliance with its code, or if the Board of Directors does not monitor compliance, explain whether and how the Board of Directors satisfies itself regarding compliance with its code; and

iii.

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

On July 13, 2005 the Board of Directors adopted a Code of Ethics to encourage and promote a culture of ethical business conduct within the Company.  The Code of Ethics may be obtained on the Company website located at www.peacearch.com.

There has been no departure from the code by a director or executive officer.  Accordingly, no material change report was needed or filed.

The Board has adopted and published a Code and impresses upon all senior officers the importance of the Code and its implications. Periodically the Company asks selected senior officers to confirm their compliance with the Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transaction and agreements in respect of which a director or executive officer has material interest.

The Compensation and Executive/Corporate Governance Committee review related party transactions.  If a director is in a situation of conflict of interest during any discussions occurring at a meeting of the board or one of its committees, he or she must declare his or her interest and withdraw from the meeting so as not to participate in the discussions or in any decisions which may be made.

(c) Describe any other steps the board of directors takes to encourage and promote culture of ethical business conduct.	The Company adopted a Code of Ethics for its directors, officers and employees and ensures that everyone is governed by it.
6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process by which the board identifies new candidates for board nomination is as follows: The CEO submits to the Executive/Corporate Governance Committee candidates to fill vacancies on the Board of Directors.  If the candidacy is endorsed by the Executive/Corporate Governance Committee, it is then submitted for approval to the Board of Directors.  The Audit Committee has been asked to perform the process of assessing the effectiveness of the Board, its committees and individual Directors on an ongoing basis.

(b)

Describe whether or not the Board of Directors has a nominating committee composed entirely of independent directors.  If the Board of Directors does not have a nominating committee composed entirely of independent directors, describe what steps the Board of Directors takes to encourage an objective nomination process.

The Company does not currently have a separate nominating committee.  The Executive/Corporate Governance committee currently holds the responsibilities of a nominating committee.  Our Executive/Corporate Governance committee is composed of two independent directors and one dependent director.

Juliet Jones

Richard Watson (Chair)

Robert Essery

The Board encourages each board member individually, particularly independent directors, to identify potential candidates for consideration. All nominations are considered not only by the Board but also by the Nominating Committee. This process is in turn overseen by the Corporate Governance Committee. The Board and each Committee member is cognizant of the benefits of diversity and the desirability of candidates who by virtue of their differing skills, areas of expertise, professional and personal backgrounds and geographic location, are best able to contribute to the direction of the business and affairs of the Company

(c) If the Board of Directors has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Company does not have a separate nominating committee.

7. Compensation (a) Describe the process by which the Board of Directors determines the compensation for the issuer’s directors and officers.

The board determines the compensation for the directors and officers by first having the compensation committee review potential employment contracts with those of same level officers and board member compensation of our competitors.  The compensation committee then makes a proposal to the board for approval.

(b)

Disclose whether or not the Board of Directors has a compensation committee composed entirely of independent directors.  If the Board of Directors does not have a compensation committee composed entirely of independent directors, describe what steps the Board of Directors takes to ensure an objective process for determining such compensation.

The compensation committee is composed entirely of independent directors.

(c) If the Board of Directors has a compensation committee, describe the responsibilities; powers and operation of the compensation committee.

i.

Compensation Policies.  Review, evaluate and make recommendations to the Board with respect to the management’s proposals regarding the Company’s overall compensation policies.

ii.

Chief Executive Officer (the “CEO”) Compensation and Goals.  Review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, and have sole authority to determine the CEO’s compensations level (including, but not limited to, salary, long and short-term incentive plans, or other severance plans, as the Committee deems appropriate) based on this evaluation.

iii.

Executive Officers.  Consider and approve the selection, retention and remuneration arrangements for other executive officers and establish, review and approve compensation plans in which any executive officer is eligible to participate.  Such remuneration arrangements can include long and short-term incentive plans, or other severance plans, as the Committee deems appropriate.

iv.

Other Senior Officers and Employees.  Make recommendations to the Board with respect to compensation for senior officers and employees (other than executive officers).  Receive and evaluate performance target goals for the senior officers and employees (other than executive officers) and review periodic reports from the CEO as to the performance and compensation of such senior officers and employees.

v.

Incentive Compensation Plans.  Make recommendations to the Board with respect to the Company’s incentive-compensation plans and equity-based compensation plans and approve to the foregoing, the Committee will (to the extent, if any, it determines to be advisable) grant stock options, and performance based awards designed to qualify as performance-based compensation.

vi.

Overall Review of other Plans.  Except as otherwise determined by the Board, review the other compensation plans of the Company in light of Company and plan objectives, needs, and current benefit levels.

vii.

Board.  Set and review the compensation for the Board and committee members.

viii.

Succession Planning.  Monitor and make recommendations with respect to succession planning for the CEO and other officers.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Not applicable
8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Executive/Corporate Governance Committee

The Board has constituted a Corporate Governance Committee, which will develop and implement the Company’s approach to corporate governance issues.  The Corporate Governance Committee also exercise the functions of a nominating committee, and in such capacity will make recommendations with respect to the size and composition of the Board, recommend nominees to the Board, and the amount and form of directors’ remuneration to adequately compensate for risks and responsibilities assumed by directors, and assist in selecting a chair of the Board.  The Company’s orientation and education program for new recruits to the Board will be developed and implemented by this Committee.  The Corporate Governance Committee is composed of one related director and two unrelated directors.

The Corporate Governance Committee for the year ended August 31, 2007 was composed of Juliet Jones, Richard Watson and Robert Essery.

Greenlight Committee

The Board has constituted a Greenlight Committee, which will review projects that meet a certain exposure criteria, ensuring that they are appropriately funded and ultimately giving authority for them to proceed into production.

The Greenlight Committee for the year ended August 31, 2007 was composed of John Flock, and Richard Watson with Jeffrey Sagansky acting as an advisor.

9.

Assessment

Disclose whether or not the Board of Directors, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Executive/Corporate Governance Committee has been asked to perform the process of assessing the effectiveness of the Board, its committees and individual Directors on an ongoing basis.   The processes used for these assessments are in the preliminary stage and have not yet been implemented.

Schedule B

Board Mandate

PREAMBLE

Directors owe a duty to the Corporation, the shareholders, fellow directors, creditors, employees and public stakeholders.  The Board of Directors will function as a unit in discharging its responsibilities, will act in a forthright and collegial manner and will not represent specific constituencies.  Decisions made by the Board will be collective decisions and each director will take responsibility for the Board’s decisions.  Each director has a duty to participate and contribute to the best of their ability in exercising their responsibilities on behalf of the Company.

The roles and responsibilities of each director include the following:

GOVERNANCE

1.

Act honestly and in good faith with a view to the best interests of the Company and its shareholders.

2.

Exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.

Exercise independent judgment.

4.

Oversee the management and conduct of the business and affairs of the Company including undertaking independent investigations and analysis to gain an appropriate knowledge and understanding of all matters for which directors are responsible.

5.

Be knowledgeable concerning all material issues affecting the business and affairs of the Company.

6.

Establish business standards and ethical business practices for the Company.

7.

Ensure ongoing compliance with all applicable laws and standards of financial practices and reporting.

8.

Report actual or potential conflicts of interest to the Board Chairman and the President and CEO and ensure there is not direct or personal gain resulting from the situation.

MANAGEMENT

1.

Ensure senior management staff is of the highest caliber relative to the needs of the Company.

2.

Establish performance for the President and CEO and the management team against which the President and CEO and the management team’s performance can be measured.

3.

Review and assess the achievement of corporate objectives concerning the effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations.

4.

Ensure that a management succession plan is established including a management training and development program to provide for orderly succession of management.

5.

Oversee the performance of the President and CEO and the management team in achieving the corporate strategy.

6.

Develop an appropriate compensation program for the organization’s personnel and ensure all salaries, wages and benefits earned by employees are paid to them on a timely basis.

BUSINESS ISSUES

1.

Assess and manage the Company’s business risks and compare to potential returns.

2.

Ensure that the business affairs of the Company are conducted in a financially sound manner and that the organization remains completely solvent.

3.

Preserve the Company’s assets against material erosion, i.e. maintain the financial strengths of the Company.

4.

Ensure that a strategic planning process is in place and approve the strategic direction of the Company on behalf of the shareholders.  Monitor management’s success in implementing the strategy.

5.

Create standing and ad hoc committees of the Board as required to facilitate discharging the Board’s responsibilities.

6.

Ensure that an appropriate insurance program is maintained commensurate with the business risks of the Company.

7.

Ensure the integrity of internal control and information systems to facilitate the effective discharge of the Board’s responsibilities.

8.

Review all Board meeting material in advance of each meeting.

9.

Strive for perfect attendance at all Board and Committee meetings.

COMMUNICATIONS

1.

Ensure that the Company has a formal communications program in place to effectively communicate with the organization’s stakeholders.  Such policy must be designed to facilitate feedback.

2.

Ensure timely disclosure of all relevant corporate information including regulatory reporting and filings, financial statement reporting, investor reporting, etc.

TERMS OF OFFICE

1.

Be prepared to serve as a director for at least 1 year and be prepared to assume positions on selected Board committees as may be considered appropriate.

Appendix “A”

SPECIAL RESOLUTION AUTHORIZING AMENDMENTS TO ARTICLES

APPLICATION FOR CORRECTED
CERTIFICATE OF AMENDMENT

WHEREAS the Corporation filed articles of amendment on 27 July 2005 (the “Articles of Amendment”);

AND WHEREAS paragraph 4 on page 1 of the articles of amendment originally filed under the Business Corporations Act (Ontario) (the “Act”), reflects that the number of directors of the Corporation is changed to be fixed at 9;

AND WHEREAS it was never intended or approved that the number of directors be fixed at 9 but rather that the number of directors remain at a minimum of 3 and a maximum of 21 as per the Articles of Continuance of the Corporation dated 1 September 2004;

AND WHEREAS in fact, by inadvertent typographical error, the box reflecting the number of directors was incorrectly filled in as 9 instead of being left blank to indicate no change to the number of directors;

AND WHEREAS it is necessary and desirable to apply to the Director appointed under the Act (the “Director”) for a corrected Certificate of Amendment in exactly the same form as the Articles of Amendment, except for the correction of the number of directors to remain as a minimum of 3 and a maximum of 21 (the “Revised Articles of Amendment”), a copy of which is attached hereto as Schedule A;

NOW THEREFORE BE IT RESOLVED that:

1.

the Corporation is authorized to make an application to the Director for a corrected Certificate of Amendment;

2.

any director or officer of the Corporation is authorized to sign and deliver to the Director the Revised Articles of Amendment and to do whatever is, in that person’s opinion, necessary or desirable in order to obtain a corrected Certificate of Amendment from the Director, including providing any additional documents, affidavits or information as the Director may request and including, if necessary, making any additions, deletions or alterations to the Revised Articles of Amendment as may be requested by the Director;

3.

the Corporation waives its right to be heard by the Director under Section 275 of the Act; and

4.

these resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original), and such counterparts together shall constitute one and the same instruments and notwithstanding the date of execution shall be deemed to bear the date set forth below.

Appendix “B”

SPECIAL RESOLUTION AUTHORIZING AMENDMENTS TO By-law Number 1

WHEREAS By-law No. 1 of the Corporation contains certain provisions with respect to the operation of the Corporation which may not be consistent with the requirements of a public corporation operating under the Act;

AND WHEREAS the Corporation wishes to update certain provisions contained in By-law No. 1 and it is in order to amend the by-laws of the Corporation in accordance therewith;

NOW THEREFORE BE IT RESOLVED that:

1.

By-law No. 2, being a by-law amending By-law number 1 is hereby made; and

2.

any officer or director of the Corporation is authorized and directed to sign By-Law No. 2 in order to evidence its making and to place a signed copy in the minute book of the Corporation.

BY-LAW NO. 2

A by-law amending By-law No. 1 of

PEACE ARCH ENTERTAINMENT GROUP INC.
(the “Corporation”)

1.

Section 2.5 of By-law No. 1 of the Corporation is repealed and replaced with the following:

“2.5

Number – Until changed in accordance with the Act, the board shall consist of that number of directors, being a minimum of three (3) and a maximum of twenty-one (21), as determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the board.

2.

Section 2.40 of By-law No. 1 of the Corporation is repealed and replaced with the following:

"2.40

Notice of Meetings – Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 50 days before the date of the meeting:

a)

to each shareholder entitled to vote at the meeting (according to the records of the Corporation at the close of business on the day preceding the giving of the notice);

b)

to each director; and

c)

to the auditor of the Corporation.

Notice of a meeting of shareholders at which special business is to be transacted shall state:

a)

the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

b)

the text of any special resolution or by-law to be submitted to the meeting.

In the event of the adjournment of the meeting, notice, if any is required, shall be given in accordance with the provisions of the Act."

3.

Section 2.43 of By-law No. 1 of the Corporation is repealed and replaced with the following:

"2.43

Quorum – Subject to the Act in respect of a majority shareholder, two persons, whether present in person or represented by proxy and holding in aggregate not less than 51% of the issued shares entitled to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of shareholders.  If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.  If the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting."

BY-LAW NO. 2

RESOLVED that By-law No. 2, a by-law amending By-law No. 1, in the form made by the directors of the Corporation is confirmed.